UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

14889B102
(CUSIP Number)

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Copies to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 5 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

The Reporting Person was advised that, on August 10, 2016, Kejriwal Group International (“KGI”) and the Issuer entered into a Confidentiality Agreement pursuant to which certain due diligence materials relating to KGI's expressed interest in acquiring the Issuer have been provided by the Issuer to KGI. In connection with these developments, on August 15, 2016, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, funds managed by Stonehill Capital Management LLC, funds managed by Stonehill Capital Management LLC (collectively referred to as the "Parties") and KGI entered into an amendment (the “Second Amendment”), dated as of August 15, 2016, to the Support Agreement (as previously amended by the First Amendment to the Support Agreement and as amended by the Second Amendment, the “Support Agreement”), which Second Amendment amends certain terms set forth in the Support Agreement with respect to the proposed acquisition of the Issuer and the exchange of certain indebtedness of the Issuer, including amendments which provide for: (i) the extension of the deadline for achievement of certain material conditions to the transactions contemplated in the Support Agreement (including the following conditions: (A) the execution of the CPC Arrangement Agreement (as defined in the Support Agreement), (B) the initiation of the CBCA Proceedings (as defined in the Support Agreement), (C) the approval of the Interim Order (as defined in the Support Agreement), (D) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement which is to be filed by the Issuer under the CBCA (as defined in the Support Agreement) for purposes of implementing the transactions contemplated in the Support Agreement, (E) the issuance of the Final Order (as defined in the Support Agreement) and (F) the occurrence of the Closing Date (as defined in the Support Agreement) and (ii) adding a covenant obligating KGI to update the Parties upon request with respect to progress in connection with the attainment of certain material conditions to the transactions contemplated in the Support Agreement. The Second Amendment is attached hereto as Exhibit 99.5. The description of the Second Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Second Amendment, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

Due to the nature of the discussions described in Item 4, the Parties may be deemed to be part of a "group" (within the meaning of Rule 13d-3 of the Exchange Act) with each other. As a result, the Parties may collectively be deemed to beneficially own the Common Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a "group" (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Common Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

Item 6 is hereby amended to add the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit No.	Description

99.5	The Second Amendment to Support Agreement, dated as of August 15, 2016, by and among Kejiriwal Group International, an Indian corporation and each of the signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

August 15, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

August 15, 2016
(Date)

/s/ Jason Mudrick
(Signature)

EXHIBIT INDEX

Exhibit No.	Description

99.5	The Second Amendment to Support Agreement, dated as of August 15, 2016, by and among Kejiriwal Group International, an Indian corporation and each of the signatories thereto.